1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 4.5% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.49 or

Earnings per ADS of US$ 0.08 for Second Quarter 2010

Taichung, Taiwan, July 28, 2010–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2010 were NT$ 16,386 million, which represented a 4.5% growth in revenues compared to the first quarter of 2010 and a 11.6% increase in revenues compared to the second quarter of 2009. SPIL reported a net income of NT$ 1,510 million for the second quarter of 2010, compared with a net income of NT$ 1,514 million and a net income of NT$ 1,664 million for the first quarter of 2010 and the second quarter of 2009, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.49, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with R.O.C. GAPP on a consolidated basis.

Operating results review:

•

For the second quarter of 2010, net revenues from IC packaging were NT$ 15,019 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 1,367 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 13,612 million, representing an increase of 3.3% compared to the first quarter of 2010 and an increase of 16.8% compared to the second quarter of 2009.

•

Raw materials costs were NT$ 7,876 million for the second quarter of 2010, and represented 48.1% of total net revenues, whereas raw materials costs were NT$ 7,610 million and represented 48.5% of total net revenues for the first quarter of 2010.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 121 million.

•

Gross profit was NT$ 2,774 million for the second quarter of 2010, representing a gross margin of 16.9%, which increased from a gross margin of 16.0% for the first quarter of 2010 and was down from 20.6% for the second quarter of 2009.

•

Total operating expenses for the second quarter of 2010 were NT$ 906 million, which included selling expenses of NT$ 170 million, administrative expenses of NT$ 362 million and R&D expenses of NT$ 374 million. Total operating expenses represented 5.5% of total net revenues for the second quarter of 2010.

•	The accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 43 million.

•

Operating income was NT$ 1,868 million for the second quarter of 2010, representing an operating margin of 11.4%, which increased from 10.9% for the first quarter of 2010 and decreased from 15.5% for the second quarter of 2009.

•

Net income before tax was NT$ 1,944 million for the second quarter of 2010, which increased from a net income of NT$ 1,773 million for the first quarter of 2010 and decreased from a net income of NT$ 2,151 million for the second quarter of 2009.

•

Income tax expense was NT$ 434 million for the second quarter of 2010, compared with income tax expense of NT$ 259 million for the first quarter of 2010 and income tax expense of NT$ 487 million for the second quarter of 2009.

•

Net income was NT$ 1,510 million for the second quarter of 2010, which decreased from a net income of NT$ 1,514 million for the first quarter of 2010 and decreased from a net income of NT$ 1,664 million for the second quarter of 2009.

•	Total number of shares outstanding was 3,126 million shares as of June 30,2010. Diluted earnings per ordinary share for this quarter was NT$ 0.49, or US$ 0.08 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 21,128 million as of June 30, 2010 from NT$ 21,198 million as of Mar 31, 2010, and NT$ 20,031 million as of June 30, 2009.

•	Capital expenditures for the second quarter of 2010 totaled NT$ 2,862 million, which included NT$ 2,625 million for packaging equipment and NT$ 237 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2010 totaled NT$ 2,063 million, which included NT$ 1,582 million was from packaging operations and NT$ 481 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,019 million for the second quarter of 2010, which represented an increase of NT$ 698 million or 4.9% compared to the first quarter of 2010.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 42%, 29% and 20%, respectively, of total net revenues for the second quarter of 2010.

•

Capital expenditures for IC packaging operations totaled NT$ 2,625 million for the second quarter of 2010, which included NT$ 1,992 million for packaging and building construction and NT$ 633 million for wafer bumping operations.

•	As of June 30, 2010 we had 6,199 wirebonders installed, of which 425 were added and 81 were disposed in the second quarter of 2010.

IC testing service:

•	Net revenues from testing operations were NT$ 1,367 million for the second quarter of 2010, which were flat compared to the first quarter of 2010.

•	Capital expenditures for testing operations totaled NT$ 237 million for the second quarter of 2010.

•	As of June 30, 2010 we had 284 testers installed, of which 3 were added and 143 were disposed in the second quarter of 2010.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q10	1Q10
Computing	18%	21%
Communication	50%	47%
Consumer	18%	19%
Memory	14%	13%

•	Breakdown by packaging type:

By packaging type	2Q10	1Q10
Bumping & FCBGA	20%	18%
Substrate Based	42%	42%
Leadframe Based	29%	30%
Testing	8%	8%
Others	1%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended June 30, 2010 reflect our gains or losses attributable to the second quarter of 2010 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended June 30, 2010, nor the unaudited unconsolidated financial data for our company is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Jun 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Jun 30, 2010			Jun 30, 2009		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	657,182	21,128,392	25	20,030,910	27	1,097,482	5
Accounts receivable	356,309	11,455,323	14	10,935,756	14	519,567	5
Inventories	104,851	3,370,974	4	2,530,772	3	840,202	33
Other current assets	82,814	2,662,478	3	1,319,693	3	1,342,785	102

Total current assets	1,201,156	38,617,167	46	34,817,131	47	3,800,036	11

Long-term investments	169,451	5,447,859	6	2,198,942	3	3,248,917	148
Fixed assets	2,290,291	73,632,849	88	70,730,858	95	2,901,991	4
Less accumulated depreciation	(1,104,399)	(35,506,415)	-42	(35,476,176)	-48	(30,239)	—

Net fixed assets	1,185,892	38,126,434	46	35,254,682	47	2,871,752	8

Other assets	49,612	1,595,020	2	2,523,157	3	(928,137)	-37

Total Assets	2,606,111	83,786,480	100	74,793,912	100	8,992,568	12

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	1,450	46,610	—	55,702	—	(9,092)	-16
Accounts payable	248,543	7,990,665	10	6,997,952	9	992,713	14
Other current liability	530,903	17,068,519	20	11,222,747	15	5,845,772	52
Other liabilities	1,860	59,812	—	44,038	—	15,774	36

Total Liabilities	782,756	25,165,606	30	18,320,439	24	6,845,167	37

Stockholders’ Equity
Capital stock	969,319	31,163,611	37	31,525,899	42	(362,288)	-1
Capital reserve	511,774	16,453,527	19	16,885,423	23	(431,896)	-3
Legal reserve	205,269	6,599,402	8	5,720,419	8	878,983	15
Retained earnings	94,598	3,041,311	4	2,073,510	3	967,801	47
Unrealized gain or loss on financial instruments	34,311	1,103,114	1	763,934	1	339,180	44
Cumulated translation adjustment	8,084	259,909	1	298,472	—	(38,563)	-13
Treasury stock	—	—	—	(794,184)	-1	794,184	-100

Total Equity	1,823,355	58,620,874	70	56,473,473	76	2,147,401	4

Total Liabilities & Shareholders’ Equity	2,606,111	83,786,480	100	74,793,912	100	8,992,568	12

Forex (NT$ per US$)		32.15		32.81

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Jun 30							Sequential Comparison
	2Q 2010				2Q 2009		YOY	2Q 2010	1Q 2010		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	514,335		16,386,717	100.0		14,680,980	11.6	16,386,717		15,688,515	4.5
Cost of Goods Sold	(427,256)		(13,612,376)	-83.1		(11,658,781)	16.8	(13,612,376)		(13,175,234)	3.3

Gross Profit	87,079		2,774,341	16.9		3,022,199	-8.2	2,774,341		2,513,281	10.4

Operating Expenses
Selling Expenses	(5,332)		(169,877)	-1.0		(107,660)	57.8	(169,877)		(130,894)	29.8
Administrative Expenses	(11,367)		(362,137)	-2.2		(343,365)	5.5	(362,137)		(338,338)	7.0
Research and Development Expenses	(11,736)		(373,912)	-2.3		(298,132)	25.4	(373,912)		(327,738)	14.1

	(28,435)		(905,926)	-5.5		(749,157)	20.9	(905,926)		(796,970)	13.7

Operating Income	58,645		1,868,415	11.4		2,273,042	-17.8	1,868,415		1,716,311	8.9

Non-operating Income	6,413		204,319	1.2		94,430	116.4	204,319		83,405	145.0
Non-operating Expenses	(4,044)		(128,837)	-0.8		(216,507)	-40.5	(128,837)		(26,899)	379.0

Income from Continuing Operations before Income Tax	61,014		1,943,897	11.9		2,150,965	-9.6	1,943,897		1,772,817	9.7
Income Tax Credit (Expenses)	(13,630)		(434,251)	-2.7		(486,660)	-10.8	(434,251)		(259,206)	67.5

Net Income	47,384		1,509,646	9.2		1,664,305	-9.3	1,509,646		1,513,611	-0.3

Earnings Per Ordinary Share - Diluted		NT$	0.49		NT$	0.54			NT$	0.48

Earnings Per ADS - Diluted		US$	0.08		US$	0.08			US$	0.08

Weighted Average Outstanding Shares - Diluted (’k)			3,126,262			3,121,862				3,147,250

Forex ( NT$ per US$ )			31.86			33.12				31.94

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2010 and 2009
	2010				2009		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,006,756		32,075,232	100.0		24,300,265	32.0
Cost of Goods Sold	(840,791)		(26,787,610)	-83.5		(20,428,704)	31.1

Gross Profit	165,964		5,287,622	16.5		3,871,561	36.6

Operating Expenses
Selling expenses	(9,440)		(300,771)	-0.9		(198,556)	51.5
Administrative expenses	(21,986)		(700,474)	-2.2		(759,233)	-7.7
Research and development expenses	(22,023)		(701,650)	-2.2		(538,505)	30.3

	(53,449)		(1,702,895)	-5.3		(1,496,294)	13.8

Operating Income	112,515		3,584,727	11.2		2,375,267	50.9

Non-operating Income	9,031		287,723	0.9		215,163	33.7
Non-operating Expenses	(4,888)		(155,736)	-0.5		(122,036)	27.6

Income Before Income Tax	116,658		3,716,714	11.6		2,468,394	50.6
Income Tax Credit (Expenses)	(21,766)		(693,457)	-2.2		(542,304)	27.9

Net Income	94,892		3,023,257	9.4		1,926,090	57.0

Earnings Per Ordinary Share - Diluted		NT$	0.97		NT$	0.62

Earnings Per ADS - Diluted		US$	0.15		US$	0.09

Weighted Average Outstanding Shares - Diluted (’k)			3,126,262			3,121,862

Forex ( NT$ per US$)			31.86			33.12

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on Jun 30, 2010 and 2009

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2010		6 months, 2009
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	94,036	3,023,257	1,926,090
Depreciation	129,497	4,163,316	4,333,535
Amortization	6,625	212,995	274,244
Gains on disposal of long-term investment	—	—	(5,871)
Change in working capital & others	(14,706)	(472,783)	(2,254,461)

Net cash flows provided from operating activities	215,452	6,926,785	4,273,537

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(152,685)	(4,908,814)	(822,630)
Increase of financial asset carried at cost	(28,739)	(923,950)	—
Proceeds from disposal of equipments	29,471	947,492	6,854
Payment for deferred charges/other changes	(12,043)	(387,197)	(130,868)

Net cash used in investing activities	(163,996)	(5,272,469)	(946,644)

Cash Flows from Financing Activities:
Repayment for short-term loan	(5,646)	(181,531)	(599,872)
Repayment for long-term loan	—	—	(3,000,000)
Proceeds from the exercise of employee stock option /other charges	640	20,591	1,469,799

Net cash provided from financing activities	(5,006)	(160,940)	(2,130,073)

Foreign currency exchange effect	618	19,855	(6,875)

Net increase (decrease) in cash and cash equivalents	47,068	1,513,231	1,189,945

Cash and cash equivalents at beginning of period	610,114	19,615,161	18,840,965

Cash and cash equivalents at end of period	657,182	21,128,392	20,030,910

Forex ( NT$ per US$ )		32.15	32.81

(1):	All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 28, 2010	By:	/S/ MS. EVA CHEN
Eva Chen
Chief Financial Officer